EXHIBIT 22

FOR IMMEDIATE RELEASE:                                                      NEWS
February 1, 2000                                     Nasdaq National Market/AVRT
                                                            http://www.avert.com




   AVERT, INC. ANNOUNCES RECORD FINANCIAL RESULTS FOR Q4 AND YEAR END RESULTS
                      Q4 Earnings Per Share Up 186% to $.20
                1999 Year End Earnings Per Share Up 159% to $.57

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an Internet based application service provider (ASP) company providing employment background checks to a diverse nationwide customer base, today announced financial results for its fourth quarter and year-ended December 31, 1999.

*1999 Financial Summary:


                                Q1           Q2            Q3           Q4       Year End
Revenues (in thousands)     $  2,492     $  2,977     $  3,465     $  3,673     $ 12,608
                                 (12%)        (16%)        (34%)        (42%)        (27%)

Net Income (in thousands)   $    255     $    429     $    561     $    646     $  1,892

                                 (53%)       (140%)       (282%)       (162%)       (156%)

Basic Earnings (cents per   $    .08     $    .13     $    .17     $    .20     $    .57
share)
                                 (60%)       (160%)       (282%)       (186%)       (159%)

*( ) = Percentage of growth over same time period in 1998.

"We have re-aligned our market and our business systems to provide greater value for our shareholders, customers and employees. Nineteen ninety nine was the year in which we molded technology, service, products, and profitability into an exhilarating web based business," stated Dean A. Suposs, President and Chairman of Avert, Inc. "Over the past years, we have held our sights on achieving the type of success we have seen in 1999. The past year represents the fruition of our efforts on every front: the incorporation of technology, aggressive pursuit of suitable marketing partnerships and streamlining our internal processes to become more efficient. I believe this to be a manageable trend backed by solid financial performance and position."

Q4 1999
In a year of record financial results, Avert's performance during the Fourth Quarter of 1999 outpaced the previous quarters. Net revenues for the fourth quarter advanced to $3,673,000, a 42% increase from $2,582,000 in the same period in 1998. The results of the fourth quarter revenue gain continues the momentum that has become characteristic of Avert's performance during 1999. First quarter 1999 posted a 12% gain over the previous year's first quarter; second quarter a 16% gain; and third quarter represented a 34% gain in net revenues.

Fourth quarter 1999 net income was up 162% to $646,000, compared to $247,000 in 1998. Earnings per share rose 186% to $.20, up from $.07 cents per share, a year ago. It represented the third consecutive quarter of double-digit per share earnings. Net margins for the quarter were 18%.

Fourth quarter new customer growth accounted for 41% of the year's new customer sign-ups, bringing the figure a little more than 2,300 customers. This represented a 234% increase from the prior fourth quarter time period.


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



1999 Year End
Overall, 1999 represented comparable double-digit accomplishments. Net revenues for 1999 reached a record $12,608,000 up 27% from $9,962,000 in 1998.

Net income for the year was up 156% to $1,892,000, compared to $740,000 in 1998. Earnings per share rose 159% to $.57, up from $.22 cents per share, a year ago. This marks the highest year-end per share earnings in Avert's history. For the year ending December 31, 1999, the Company reported $8,578,000 million in working capital and no long-term debt. Avert's net margins after tax for the year-end were 15%.

The Company also achieved strong new customer growth during 1999, more than doubling last year's performance to add more than 5,500 new customers to its client base in 1999. This was a 139% increase from 1998's sign-ups of 2,336.

Revenue from criminal history reports for 1999 rose to $7,073,000, up 27% from a year ago; previous employment reports and credit reports grew 11% to $1,316,000; motor vehicle driving records advanced 45% to $1,433,000; workers' compensation histories declined 10% to $845,000; and services more than doubled to $1,175,000, up 109%.

Summary of 1999.
Most of Avert's major accomplishments can be categorized into two areas: partnerships and recognition for Avert's innovative web business model. Aggressive partnership initiatives were realized as the Company signed partnerships or joint marketing agreements with a diverse group of companies. Perhaps the most notable came as a formal agreement between Avert and ADP's Emerging Business Services division and their Major Account division. Other agreements highlighted the Company's technical abilities while providing new ways to present Avert's products through the use of the Internet.

Additionally, Avert was recognized as one of the top 50 web-based businesses by a panel of CIO Magazine judges. This award recognizes Avert's use of the Internet to improve relationships among its vendors, customers, and partners.

Through its headquarters in Fort Collins, Colorado, Avert, inc. is an Internet based information network company providing employment background checks via remote access to a diverse nationwide customer base.
Visit our headquarters at www.avert.com.

EARNINGS RECAP                               Fourth Quarter Ended                 Year Ended
                                                 December 31,                    December 31,
                                             1999            1998            1999            1998
                                                   (audited)                       (audited)
Revenue                                  $ 3,673,000     $ 2,582,000     $12,608,000     $ 9,962,000
Net Income                               $   646,000     $   247,000     $ 1,892,000     $   740,000
Basic Net Income per common share        $       .20     $       .07     $       .57     $       .21
Basic Weighted avg. shares outstanding     3,284,227       3,323,373       3,312,664       3,430,538

BALANCE SHEET DATA                        December 31,                    December 31,
                                             1999                            1998
Working Capital                          $ 8,578,000                     $ 7,349,000
Total Assets                             $12,516,000                     $10,908,000
Total Liabilities                        $ 1,571,000                     $   897,000
Shareholders' Equity                     $10,945,000                     $10,011,000

CONTACT:  Avert, Inc. Investor Relations - 800.367.5933


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